UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 25, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date:June 25, 2012	By:	/s/ Karen L. Dunfee
Name: Karen L. Dunfee
Title: Corporate Secretary

For Immediate Release                                                                                     Date: June 25, 2012
12-26-TR

Teck Receives Regulatory Approval for Renewal of
Share Buy-Back Program

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE: TCK) (“Teck”) has been informed that the Toronto Stock Exchange (TSX) has accepted Teck’s notice of intention to make a normal course issuer bid to purchase its Class B subordinate voting shares. Under the normal course issuer bid, Teck may purchase up to 20 million Class B subordinate voting shares during the period starting June 28, 2012 and ending on June 27, 2013, representing approximately 3.47% of the outstanding Class B subordinate voting shares, or 4.30% of the public float, as of June 15, 2012.

Teck will make any purchases through the facilities of the TSX, the New York Stock Exchange or any other exchanges or alternative trading systems in both Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with the applicable regulations.  Purchases made by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order.  Purchases on the New York Stock Exchange, or any other published market that is not a “designated exchange” within the meaning of Multilateral Instrument 62-104 will not commence until July 2, 2012. The average daily trading volume calculated in accordance with the policies of the TSX (ADTV) for the Class B subordinate voting shares during the six-month period ended May 31, 2012 was 2,266,727. As a result, under the TSX’s rules, Teck may purchase a maximum of 566,681 Class B subordinate voting shares (being 25% of the ADTV) on any one day, except pursuant to permitted exceptions. The actual number of Class B subordinate voting shares to be purchased and the timing of any such purchases will be determined by Teck from time to time as market conditions warrant. All repurchased shares will be cancelled.

Teck is making the normal course issuer bid because it believes that the market price of their Class B shares may, from time to time, not reflect its underlying value and that the share buy-back program may provide value by reducing the number of shares outstanding at attractive prices.

Under Teck’s previously approved normal course issuer bid, during the 12 month period commencing June 27, 2011, Teck purchased an aggregate of 5,000,000 Class B subordinate voting shares at a weighted average price of $35.44 per share.  All repurchased shares were cancelled.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in

Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. www.teck.com.

Media Contact:
Marcia Smith
SVP, Sustainability and External Affairs
Tel.: 604.699.4616
E-mail: marcia.smith@teck.com

Investor Contact:
Greg Waller
VP, Investor Relations & Strategic Analysis
Tel.:604.699.4014
E-mail: greg.waller@teck.com